UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2015

STERIS Corporation

(Exact Name of Registrant as Specified in Charter)

Ohio	1-14643	34-1482024
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5960 Heisley Road, Mentor, Ohio		44060-1834
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (440) 354-2600

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Settlement of Certain Litigation

As previously disclosed at pages 99-100 of the definitive proxy statement filed by STERIS Corporation (“STERIS”) in connection with the solicitation of proxies by STERIS’s board of directors for the special meeting of shareholders to be held on October 2, 2015 and any adjournment or postponement thereof (the “Proxy Statement”) under the heading “Litigation Relating to the Merger,” a purported shareholder of STERIS filed a Verified Stockholder Derivative Complaint in the Court of Common Pleas, Cuyahoga County, Ohio (the “Court”), against the members of STERIS’s board of directors and certain officers of STERIS, challenging the excise tax make-whole payments approved by STERIS’s board of directors in connection with the proposed combination of STERIS and Synergy Health plc (the “Combination”). STERIS is named as a nominal defendant in the action. The case is captioned St. Lucie County Fire District Firefighters’ Pension Trust Fund v. Rosebrough, Jr., et al., Case No. CV 14 837749 (the “Action”).

On September 28, 2015, the defendants reached an agreement in principle with plaintiff regarding a settlement of the Action, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, STERIS agreed to make certain additional disclosures related to the make-whole payments, which are contained in this Current Report on Form 8-K. STERIS and its successor(s) also agreed not to grant any new stock compensation subject to Section 4985 of the Internal Revenue Code, including nonqualified stock options, restricted shares and career restricted stock units, to any of the individual defendants in the Action during the period from September 28, 2015 through the period six months following the closing date of the Combination.

The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including the approval of the Court. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the Court, it will resolve and release all claims in the Action that were or could have been brought challenging any aspect of the make-whole payments and any disclosure made in connection therewith, including in the Proxy Statement, and all other matters that were the subject of the Action, pursuant to terms that will be disclosed to shareholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties have agreed to negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiff’s counsel in connection with the Action. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

Supplemental Disclosure

The supplemental information in this Current Report on Form 8-K should be read together with the Proxy Statement in connection with the solicitation of proxies by the STERIS’s board of directors for the special meeting of shareholders to be held on October 2, 2015 and any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Proxy Statement.

The following supplements the information regarding the “U.S. Tax Code Section 4985 Excise Tax” set forth on pages 96-99 of the Proxy Statement:

The impact of the potential Section 4985 excise tax on the covered individuals was considered at three meetings of the STERIS Board and three meetings of the Compensation Committee before the Compensation Committee concluded and recommended to the STERIS Board, and the STERIS Board determined, that should the Merger closing occur, STERIS would provide the excise tax make-whole payments to the covered individuals. The Board and Compensation Committee received presentations from an outside accounting and advisory services firm that included, among other things, an overview of the Section 4985 excise tax and a summary of the approaches that companies in certain similar transactions had taken to mitigate the impact of the Section 4985 excise tax, as well as calculations showing the cost impact to STERIS of various alternatives for mitigating the impact of Section 4985 excise tax, noting the change in cost resulting from different share price assumptions and the methodology for valuing options. The Compensation Committee also received information from a compensation consultant concerning, among other things, the approaches taken with respect to the Section 4985 excise tax by other companies involved in similar transactions.

An updated estimate as of September 25, 2015, of the amount of the excise tax make-whole payment for each of the STERIS Named Executive Officers, each impacted current and former STERIS executive officer who is not a Named Executive Officer and each STERIS non-employee director is set forth in the table below. The estimated amounts assume no additional stock-based compensation grants will be made between September 25, 2015 and the date that is six months following the Merger. We have also assumed that the individuals set forth in the table will satisfy the post-Merger employment and other conditions required in order for them to retain, and not forfeit (in whole or in part), the make-whole payments to be paid to them. For purposes of calculating such amounts, the following assumptions were used: (a) an assumed price of STERIS shares of $68; (b) the assumption that the closing of the Merger occurred on September 25, 2015; (c) the individuals’ relevant stock-based compensation held as of September 25, 2015; (d) a 15% Section 4985 excise tax rate; and (e) each individual’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amounts of the excise tax make-whole payments will be calculated based on the closing price of STERIS shares as of the date of the consummation of the Merger, as well as on the quantity and valuation of each individual’s equity awards held as of that date.

Covered Individuals	Excise Tax Make-Whole Payment($)
Named Executive Officers
Walter M Rosebrough, Jr.	$3,697,781
Michael J. Tokich	$2,450,421
J. Adam Zangerle	$932,480
Sudhir K. Pahwa	$935,510

Current and Former Executive Officers
Kathleen L. Bardwell	$570,538
Suzanne V. Forsythe	$418,930
Robert E. Moss	$310,833
Daniel Carestio	$725,400
Gulam Khan	$281,622

Non-Employee Directors
Richard C. Breeden	$574,699
Cynthia L. Feldmann	$268,071
Jacqueline B. Kosecoff	$815,751
David B. Lewis	$392,017
Kevin M. McMullen	$303,555
Mohsen M. Sohi	$515,339
John P. Wareham	$575,433
Loyal W. Wilson	$843,478
Michael B. Wood	$521,001

Enquiries:

STERIS

Investor Contact: Julie Winter, Director, Investor Relations	Tel: +1 440 392 7245

Media Contact:

Stephen Norton, Senior Director, Corporate Communications	Tel: +1 440 392 7482

Lazard & Co., Limited (Financial Adviser to STERIS and New STERIS)

Stephen Sands
Nicholas Shott	Tel: +44 20 7187 2000

Al Garner	Tel: +1 212 632 6000
Andrew Dickinson	Tel: +1 415 623 5000

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to STERIS and New STERIS and no one else in connection with the proposed transaction pursuant to which New STERIS plc (“New STERIS”) will become the ultimate parent company of Synergy Health plc pursuant to an English scheme of arrangement transaction and of STERIS Corporation pursuant to the merger of STERIS Corporation with and into a subsidiary of New STERIS (the “Combination”) and will not be responsible to anyone other than STERIS and New STERIS for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the Combination or any other matters referred to in this Announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with this Announcement, any statement contained herein, the Combination or otherwise.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3. Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

No Offer or Solicitation

This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This communication may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to Synergy or STERIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this communication and may be identified by the use of forward- looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described herein and in STERIS and Synergy’s other securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2015 and in Synergy’s annual report and accounts for the year ended 29 March 2015 (section headed “principal risks and uncertainties”). Many of these important factors are outside of STERIS’s or Synergy’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described in this communication or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products are summaries only and should not be considered the specific terms of the product clearance or literature. Unless legally required, STERIS and Synergy do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized.

Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of both STERIS’s shareholders and Synergy’s shareholders, (b) the outcome of the litigation with the FTC relating to the Synergy transaction or the timing or any settlement thereof, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, (d) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Synergy’s operations into those of STERIS, (e) the integration of Synergy’s operations into those of STERIS being more difficult, time-consuming or costly than expected, (f) the possibility that the FTC seeks a stay from either the District Court or the U.S. Court of Appeals for the Sixth Circuit to preclude the closing of the Combination pending an appeal to the U.S. Court of Appeals for the Sixth Circuit, and the possibility that the FTC may ultimately prevail in its attempt to enjoin the Combination, (g) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction, (h) the possibility that, even if the Combination closes, the FTC may continue to pursue an administrative proceeding which, if successful, could result in the divestiture of certain assets or impose restrictions on New STERIS’s post-closing operations and development, (i) the retention of certain key employees of Synergy being difficult, (j) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New STERIS being treated as a domestic corporation for United States federal tax purposes, (k) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (l) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (m) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect STERIS’s or Synergy’s performance, results, prospects or value, (n) the potential of international unrest, economic downturn or effects of currencies, tax assessments, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (o) the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Synergy’s products and services, (p) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS and Synergy’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s Form 10-K for the year ended March 31, 2015 and other securities filings, may adversely impact STERIS’s or Synergy’s performance, results, prospects or value, (q) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts will not be realized or will be other than anticipated, (r) the effects of the contractions in credit availability, as well as the ability of STERIS’s and Synergy’s customers and suppliers to adequately access the credit markets when needed, and (s) those risks described in STERIS’s Annual Report on Form 10-K for the year ended March 31, 2015, and other securities filings.

Important Additional Information Regarding the Transaction Has Been Filed With the SEC

It is expected that the shares of New STERIS to be issued by New STERIS to Synergy Shareholders in the English law scheme of arrangement transaction that forms a part of the transaction will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

In connection with the issuance of New STERIS shares to STERIS shareholders pursuant to the merger that forms a part of the transaction, New STERIS has filed with the SEC a Registration Statement on Form S-4 that contains a prospectus of New STERIS as well as a proxy statement of STERIS relating to the merger that forms a part of the transaction, which we refer to together as the Proxy Statement/Prospectus.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, as well as STERIS’s and New STERIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at STERIS’s website at www.steris-ir.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Proxy Statement/Prospectus and other relevant documents (when available) by directing a request by mail or telephone Julie_Winter@steris.com or (440) 392-7245. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended March 31, 2015, which was filed with the SEC on May 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on July 8, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Synergy and New STERIS are each organized under the laws of England and Wales. Some of the officers and directors of Synergy and New STERIS are residents of countries other than the United States. As a result, it may not be possible to sue Synergy, New STERIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Synergy, New STERIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS CORPORATION

By	/s/ J. Adam Zangerle
J. Adam Zangerle
Vice President, General Counsel, and Secretary

Date: September 28, 2015